

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

April 1, 2008

*Via US Mail and facsimile*

Mr. Frank Esenbast
Senior Vice President and Chief Financial Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

Re:     ValueVision Media, Inc.
        Form 10-K for the year ended December 31, 2007
        File No.:  000-20243

Dear Mr. Esenbast:

        This letter is in response to your March 20, 2008 letter requesting that the staff not object if ValueVision Media, Inc. (the "Company") were to include the separate financial statements of RLM for their year ended March 31, 2007 and the 15 months ended April 1, 2006 in the Company's annual report on Form 10-K for the year ending December 31, 2007 to comply with Rule 3-09 of Regulation S-X.

        We note from your letter that RLM was significant for the years ended December 31, 2006 and 2007, but was disposed of on March 28, 2007. RLM was insignificant for the year ended December 31, 2005, but the financial statements included for the 15 months ended April 1, 2006 have been audited and include audited condensed statements of operations for the three months ended April 1, 2006 and April 2, 2005 in the notes to the financial statements.  It is our understanding that the Company believes it is no longer possible to obtain financial statements from RLM for the 12 months ended April 1, 2006.

        Based upon the information provided, we will not object to your proposal in satisfaction of Rule 3-09 of Regulation S-X.  The staff's conclusion is based solely on the information provided in your letter.  Different or additional material facts could result in a different conclusion.  If you have any questions concerning this letter, please call me at 202-551-3403.

                        Sincerely,


                        Steven Jacobs
                        Associate Chief Accountant